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SEK/USD exchange rate Oct 5, 2006: 7.31

Atlas Copco sells majority stake of the equipment rental business

Stockholm, Sweden, October 6, 2006: Atlas Copco AB has agreed with private equity firms Ripplewood Holdings L.L.C. and Oak Hill Capital Management, LLC, to sell the majority of its construction equipment rental business, in a transaction with a total value of approximately BSEK 28 (BUSD 3.8) in cash and securities.

The cash proceeds are estimated at BSEK 24 (BUSD 3.3). Upon completion of the transaction, Atlas Copco will have a 14.5% minority stake in the business and hold rights to notes of up to BSEK 3 (BUSD 0.4). Issuance of the notes is contingent upon the profit development of the business until the end of 2008. The estimated capital gain, net of taxes, is BSEK 8. The transaction is subject to customary closing conditions and regulatory approvals and is expected to occur before the end of 2006.

"We are very satisfied with the deal. It results in substantial cash proceeds, a capital gain and a minority stake in the best equipment rental company in North America," says Gunnar Brock, Atlas Copco's President and CEO.

Commenting on the transaction, Tim Collins, CEO of Ripplewood Holdings, and Denis Nayden, Managing Partner of Oak Hill Capital, say: *"RSC Equipment Rental has an extraordinary management team, committed employees and is well positioned in the industry. We are excited about this investment and believe the company's strength gives us an opportunity to continue to grow the business profitably and create long-term value."*

In the 12 months ending June 30, 2006, the divested business had revenues of MSEK 11 535 (MUSD 1 578), EBITDA of MSEK 4 847 (MUSD 663) and 5 100 employees in 450 rental stores throughout North America.

Atlas Copco's strategic rationale for divesting is that the operating environment and the business characteristics of the construction equipment rental are very different from Atlas Copco's industrial equipment operations and the possibilities to capture and develop synergies are limited.

Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone: +46 (0)8 743 8000	A Public Company (publ)
SE-105 23 Stockholm	Sickla Industriväg 3	Telefax: +46 (0)8 644 9045	Reg. No: 556014-2720
Sweden	Nacka	www.atlascopco.com	Reg. Office Nacka

"With three very strong, very profitable industrial business areas, all with leading market positions, Atlas Copco will have excellent opportunities for strong growth and value creation," adds Gunnar Brock. The continuing operations had revenues of MSEK 47 048, in the 12 months period ending June 30, 2006.

The Board of Atlas Copco plans to propose to the 2007 AGM an adjustment of the Group's capital structure to reflect the needs of the remaining businesses. The Board also plans to utilize the mandate to repurchase own shares when the current trading restrictions are lifted.

Deutsche Bank advised Atlas Copco in the divestment process.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.